John-Paul Motley

+1 213 561 3204

jpmotley@cooley.com

February 24, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention: Becky Chow and Stephen Krikorian

Re:	Veritone, Inc.

Form 10-K filed on April 1, 2024

Comment Letter dated December 6, 2024

Response Letter dated January 3, 2025

Comment Letter dated January 28, 2025

Response Letter dated February 11, 2025

Comment Letter dated February 13, 2025

File No. 001-38093

Ladies and Gentlemen:

On behalf of Veritone, Inc. (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter dated February 13, 2025 (“Comment Letter #3”) relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the Commission on April 1, 2024.

For your convenience, each comment of the Staff from Comment Letter #3 has been set forth in italics below and each of the Company’s responses have been provided immediately thereafter. Please note that the headings and numbering set forth below correspond to the headings and numbering reflected in Comment Letter #3.

Correspondence filed on February 11, 2025

Non-GAAP Financial Measures and Key Performance Indicators, page 41

1.

We note your response to prior comment 1 and note that the cost of sales line item should be marked as excluding depreciation and amortization shown below. See Topic 11.B. In addition, please clarify which operating expense line item that the remaining depreciation and amortization is attributable to such as sales and marketing or general and administrative. Please consider revising the operating expense captions to read that amounts are exclusive of depreciation and amortization. Further, consider separately presenting the depreciation and amortization attributable to each operating expense and cost of revenue line item. Alternatively, you may choose to present cost of sales and operating expenses including depreciation and amortization.

U.S. Securities and Exchange Commission

February 24, 2025

Response:

The Company respectfully advises the Staff that, beginning with the Company’s Annual Report on Form 10-K for the year ended December 31, 2024 (the “2024 10-K”), the Company will mark its cost of revenue line item as excluding depreciation and amortization shown below, consistent with SAB Topic 11(B). In addition, the Company will separately present depreciation and amortization. The Company further advises the Staff that no depreciation and amortization expense is attributable to any other financial statement line item.

The Company’s presentation of cost of revenue on its Statement of Operations (as shown through loss from operations only) will appear in future filings, including the 2024 Form 10-K, as follows:

Consolidated Statements of Operations and Comprehensive Loss

Year Ended December 31,
	2024	2023
Revenue
Operating expenses:
Cost of revenue (exclusive of depreciation and amortization shown separately below)
Sales and marketing
Research and development
General and administrative
Depreciation and amortization
Total operating expenses

Loss from operations

* *  *

Please contact me at (213) 561-3204 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ John-Paul Motley
John-Paul Motley
Cooley LLP

cc:	Michael L. Demetra, Veritone, Inc., Chief Financial Officer
Craig Gatarz, Veritone, Inc., Chief Legal Officer and Secretary
Logan Tiari, Cooley LLP, Partner